Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

Set forth below is an email from Roozbeh Charli, Chief Executive Officer of Einride AB, to all employees of Einride AB on November 12, 2025, announcing the proposed business combination between Legato Merger Corp. III and Einride AB.

EMAIL SUBJECT: Big News! Einride is Planning to Go Public!

Dear Einride Team,

Earlier today, we announced our plan to become a publicly listed company by executing a business combination agreement with a publicly traded special purpose acquisition company (“SPAC”), Legato Merger Corp. III (NYSEAMERICAN: LEGT) (“Legato”).

This is a defining moment for us, and it truly shows how much we have achieved thanks to the belief and hard work of everyone at Einride!

With the additional capital we expect to raise from the transaction coupled with access to the public markets, we are planning to accelerate deployments of our electric and autonomous freight solutions, increase investments in our Saga technology, and widen our customer base.

The Boards of Directors of both Einride and Legato have unanimously approved the proposed transaction, which is expected to be completed in the first half of 2026 subject to customary closing conditions, which include approvals from the shareholders of Einride and Legato, and certain regulatory approvals. When the transaction has closed, Einride will become a public company.

We will continue to focus on execution towards our plan and the objectives we have jointly set out.

As part of this process, we will need to adapt to becoming a publicly listed company, including ensuring that we keep the highest standards across our business as it, for example, relates to information security, sharing of information and publicity and external communications. The United States Securities and Exchange Commission (“SEC”) has, as you know, strict regulations governing these topics and ensuring compliance to all rules and procedures will be highly important. You will, over the coming period, receive more information and additional guidelines.

Please refrain from making any public statements regarding the Company or the proposed transaction. This includes sharing operational or financial information, making forward-looking statements regarding business performance (including in conversations with potential clients or personal contacts), or discussing the Company or the transaction on social media platforms such as Facebook, X, or LinkedIn.

If you are uncertain whether particular information is appropriate to share, please err on the side of caution and do not post, comment, or otherwise disclose potentially sensitive information. If you receive any inquiries regarding the proposed transaction or general Company matters, please indicate that you would be pleased to connect the individual with the appropriate member of the Einride team.

Only authorized Einride representatives and advisors are permitted to speak on behalf of the Company.

Should you receive any media or investor inquiries, do not respond. Please forward the details of the request to communication@einride.tech. They will handle all inquiries.

Additionally, I would like to remind you of important obligations regarding Legato’s and Einride’s securities. As an employee of Einride, you may have access to material non-public information about Einride or the transaction. It is essential that you do not use, or enable others to use, any such information when buying, selling, or recommending the purchase or sale of securities of Legato Merger Corp. III or Einride, nor may you disclose such information to others.

Possession of material non-public information renders you an “insider.” As such, any trading activity by you, your friends, or your family members may be subject to heightened regulatory scrutiny by the SEC. The sharing of confidential, non-public operational or financial information is strictly prohibited.

Prior to engaging in any transactions involving the securities of Legato Merger Corp. III or Einride, you must first consult with Einride’s Legal team.

I’ve also included an FAQ and information about our warrant and stock options programs with this email, which should answer most of your questions related to the incentive programs. If you still have questions after reading this, please feel free to email communication@einride.tech or to reach out to me directly!

This milestone and the success we’ve had so far at Einride, becoming a global leader in autonomous and electric freight, wouldn’t have been possible without your support. I am incredibly grateful for your hard work, dedication, and commitment.

I look forward to seeing you at the CEO Tempo soon!

Roozbeh

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws with respect to the proposed transaction between Einride AB (“Einride” or the “Company”) and Legato Merger Corp. III (“Legato”), including, but not limited to, statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Einride’s or Legato’s expectations with respect to future performance, the addressable market for Einride’s solutions and services, capitalization of Einride after giving effect to the transaction, the percentage of the Company’s shareholders’ ownership interest in the equity of the combined company following the closing of the transaction and Einride’s expected investments in the U.S. market. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the transaction; (6) the risk that the transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the transaction; (7) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed transaction. Legato also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

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